Twentyfour/seven Ventures, Inc.

132 W. 11th Avenue

Denver, CO 80204

Securities and Exchange Commission

Washington, D.C. 20549

April 26, 2013

Re:

Twentyfour/seven Ventures, Inc.

Registration Statement on Form S-1

Filed January 17, 2013

File No. 333-186068

General

1. Please ensure your financial statements and related disclosures meet the updating requirements of Rule 8-08 of Regulation S-X at the time you file your next amendment.

Response: the disclosures have been updated in accordance with Rule 8-08 of Regulation S-X

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: No such correspondence is available.

Risk Factors, page 9

General

3. Please advise whether you intend to register a class of securities under Section 12 of the Securities Exchange Act. If not, include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those requirements vary from those imposed on fully reporting issuers.

Response: We are not registering under Section 12.  A risk factor has been added to discuss the limited reporting requirements.

4. It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please provide a risk factor that addresses these circumstances and the resulting risks to potential investors.

Response: The disclosure has been revised with an appropriate risk factor.

“Our management may have conflicts of interest,” page 9

5. We refer to the description of the past and current business experience of your directors and executive officers beginning on page 24. Revise this risk factor disclosure to describe in specific detail how the past and current positions of your directors and executive officers may create a conflict of interest.

Response: This disclosure has been removed for accuracy.

Plan of Distribution and Selling Securityholders, page 14

6. Please disclose any material relationships between the selling shareholders and the company (and predecessor and affiliate) within the past three years. See Item 507 of Regulation S-K.

7. Please confirm that no selling shareholder is a broker dealer or broker-dealer affiliate.

Response:  The disclosure has been revised to confirm that no selling shareholder is a broker-dealer or affiliated with a broker-dealer.

8. Advise of the transactions in which the selling shareholders received shares. In this regard, we note that the company does not list any transactions under Item 701 of Regulation S-K (Recent Sales of Unregistered Securities).

Response: The disclosure has been revised to include all shares issued within the past three years.

Description of Business, page 19

9. Please revise your disclosures to include a more detailed discussion of the agency agreement as referred to in Note 2. Describe the terms of the arrangement and explain, in detail, the rights and obligations of both the company and the general bonding agent in the bail bond process. Also, include an example of a typical bail bond arrangement and describe how monies flow amongst the defendant, the company, the bonding agency, the courts and any other parties involved. In addition, tell us how you considered filing this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The agency agreement has been attached as Exhibit 10, and a fee schedule has been attached as Exhibit 99.  The disclosure has been revised to describe a typical bail bond arrangement.

10. You state throughout your document that Twenty/four seven Ventures, Inc. was incorporated under the laws of Colorado in March 2012. The Colorado Secretary of State website, however, shows a formation date of March 8, 2007. We note that you use the 2007 date in other parts of your document as well. Please advise.

Response: the disclosure has been revised for clarity.

11. Please discuss governmental regulations on your business, for example, through the State of Colorado Department of Regulatory Agencies Division of Insurance. For example, you state in the notes to your financial statements that you are “required by regulation to place 1% of the face amount of any bond written into a cash reserve account, called a buildup fund,” as a hedge against bond forfeitures. See Item 101(h)(4)(ix) of Regulation S-K.

Response: This regulation is required by insurance companies covering bondsmen.  There are no additional governmental regulations that specifically affect our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

12. You state on page 22 that your current cash balance will be sufficient to fund your operations for the “current period of time.” Please revise to clarify whether your current cash resources will be sufficient to meet your normal operating requirements for the next twelve months or state the minimum period of time that you will be able to conduct your planned operations using currently available cash resources. We refer you to FRC 501.03(a) and Item 303(a)(1) of Regulation S-K for additional guidance.

Response: The disclosure has been appropriately revised.

Results of Operations, page 23

13. Revise your results of operations disclosures to provide a more detailed discussion of the reasons for the change in the various income statement line items. In this regard, your current discussion merely reiterates amounts included in your Consolidated Statement of Operations but does not provide a qualified or quantified discussion of the factors affecting the material changes between periods. We refer you to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Response:  The disclosure has been revised to discuss the material changes between periods.

Security Ownership of Certain Beneficial Owners and Management, page 28

14. Revise to clearly state whether the individuals identified in the footnotes to the beneficial ownership table have shared or sole voting and/or dispositive power over the shares held by each of the entities they are associated with. To the extent these individuals share either voting or dispositive power with other individuals, identify the other individuals.

Response:  The disclosure has been revised to indicate the voting power of the shares owned by the beneficial owners.

Report of Independent Registered Public Accounting Firm, page 36

15. We note your disclosure on page 24 where you state that the financial statements have been prepared based on the assumption that you will continue as a going concern. We further note your discussion on page 22 where you indicate that if you are unable to obtain additional financing, you may be unable to continue, develop or expand your operations. Please clarify whether management believes you have a going concern issue. Further, tell us how your independent auditors considered AU 341 in evaluating whether there was substantial doubt about the company’s ability to continue as a going concern and how they concluded that an explanatory paragraph regarding the company’s ability to continue as a going concern was not considered necessary.

Response:  The disclosure has been revised appropriately.  The auditor considered the Company’s working capital position, stockholder’s equity position, and current and past operations, and does not currently consider the Company in “going concern” status.

Consolidated Financial Statements, page 37

16. You state on page 19 that you are considered a “development-stage” company. Please tell us why you believe you meet the requirements of a development stage company as defined in the master glossary to ASC 915. To the extent that you do not qualify as a development stage company pursuant to such guidance, please revise your disclosures accordingly. Alternatively, if you continue to believe that you are a development stage company, please revise your financial statements and related disclosures to comply with the reporting requirements of ASC 915-205-45-1 through 45-5.

Response: The Company is not in the development stage.  The disclosure has been revised for accuracy.

Note 4. Income Taxes, page 43

17. Please explain further what comprises the “book to tax differences” in your income tax rate reconciliation table. To the extent that these include deferred tax items, tell us why you believe they should be included in your reconciliation table. Similarly, tell us why you included net operating loss carry forwards in your rate reconciliation table. We refer you to ASC 740-10-50-12. Alternatively, revise your rate reconciliation table accordingly and separately disclose information regarding your deferred tax assets, liabilities and valuation allowance pursuant to ASC 740-10-50-2 and 3.

Response: Note 4 has been revised to fully answer this question.

Exhibits and Financial Statement Schedules, page 48

18. We refer to your disclosure under “Certain Relationships and Related Transactions” on page 30. Provide your analysis as to why you are not required to file as exhibits any agreements relating to these arrangements and transactions pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent there is no written agreement relating to these transactions, you should file as an exhibit a written description of each oral contract with your filing. See Regulation S-K

Compliance and Disclosure Interpretation Question 146.04, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The disclosure has been appropriately revised.  This agreement ended February 28, 2013, and the new general agency agreement has been attached as Exhibit 10.

Undertakings, page 48

19. Your registration statement relates to the offer and sale of your securities by selling shareholders. Given the nature of this offering, it is unclear why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K, which relates to purchases in the initial distribution of securities. Please advise or revise your document to include only those undertakings applicable to this offering.

Response: The disclosure has been revised to remove non-applicable undertakings.

Signatures, page 50

20. Please revise your document so that the paragraph preceding the signature on behalf of Twentyfour/seven Ventures contains the language that is set forth under Signatures of Form S-1.

Response:  The disclosure has been appropriately revised.

The company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Twentyfour/seven Ventures Inc.

/s/Robert M. Copley, Jr.

Robert M. Copley, Jr.

Chief Executive Officer

Chief Financial Officer

April 26, 2013